April 22, 2020

To: The United States Securities and Exchange Commission

Organigram Holdings Inc. (the "Company")

We refer to the Company's registration statement on Form F-10 (File No. 333-234564), filed November 6, 2019, and the Amendment No. 1 thereto, filed November 26, 2019, as the same may hereafter be amended or supplemented.

In connection with the Prospectus Supplement of the Company dated April 22, 2020 (the "Prospectus Supplement"), we consent to the reference to our firm's name under the heading "Legal Matters and Interest of Experts", and consent to the use of our firm's name and reference to our opinion under the heading "Certain U.S. Federal Income Tax Considerations".

Yours truly,

HODGSON RUSS LLP

/s/ Carol A. Fitzsimmons

Carol A. Fitzsimmons